UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board of Directors

On November 18, 2014, Mark Nunnelly resigned as a member of the Board of Directors (the “Board”) of Atento S.A. (the “Company”), effective immediately. His resignation was not due to any disagreement with the Company.

Also on November 18, 2014, the Board elected Thomas Iannotti to serve as a Class I Director, until the annual general meeting of the shareholders of the Company in 2015. Mr. Iannotti, 57, retired, is an executive with over 30 years of outsourced services experience, who most recently served as Senior Vice President and General Manager of HP Enterprise Services, Hewlett Packard Company from 2010 to 2011. Mr. Iannotti has worked to deliver large-scale applications, business process and infrastructure technology outsourcing services, consulting and support to clients around the world. He has extensive international experience, including direct leadership of HP’s services business in Latin America.

Currently, Mr. Iannotti also serves on the board of directors of Applied Materials, a provider of manufacturing equipment, services and software to the global semiconductor, flat panel display, and solar photovoltaic and related industries.

Mr. Iannotti has been determined to be an “independent director” for purposes of the New York Stock Exchange corporate governance standards and will serve as a member of the Company’s Audit Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: November 21, 2014